Property Solutions Acquisition Corp.

654 Madison Avenue, Suite 1009

New York, NY 10065

April 5, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Geoffrey Kruczek, Staff Attorney

Asia Timmons-Pierce, Staff Attorney

Re:	Property Solutions Acquisition Corp. Registration Statement on Form S-4 Filed on February 4, 2021 CIK No. 0001805521

Ladies and Gentlemen:

This letter sets forth the responses of Property Solutions Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 3, 2021 (the “Comment Letter”) relating to the Registration Statement on Form S-4 confidentially submitted on February 4, 2021 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, publicly filed with the Securities and Exchange Commission its initial public filing of the Registration Statement (the “Initial Filing”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Initial Filing of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in the Initial Filing to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Initial Filing.

Redemption Rights, page 13

1.	Please tell us what part of your IPO registration statement and related exhibits discussed the 20% limitation mentioned here.

Response: The Company has revised the Registration Statement in response to the Staff’s comment and deleted the following language: “Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares. Accordingly, all Public Shares in excess of 20% held by a Public Stockholder will not be converted to cash.” Please see pages 4, 13 and 73 of the Initial Filing.

April 5, 2021

Interests of PSAC's Directors and Officers in the Business Combination, page 14

2.	We note that you intend to include the value of the Private Shares and Private Warrants as of the record date for the special meeting. In your next amendment please fill in the blanks to include the value as of the most practicable date. Please also disclose the purchase price for of the Private Shares and Private Warrants.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. The Company included the value of the Private Shares and Private Warrants as of the most practicable date with the addition of the following: “Such shares had an estimated aggregate market value of $74,796,022 based upon the closing price of $12.01 per Public Share on Nasdaq on March 29, 2021” and “Such warrants had an estimated aggregate market value of $1,242,389 based upon the closing price of $2.57 per Public Warrant on Nasdaq on March 29, 2021”. The purchase price of the Private Shares and Private Warrants was disclosed with the following sentences: “The Private Shares held by the Sponsor consist of 5,744,392 Founder Shares that were purchased for $25,000 and 483,420 shares of common stock contained in the units purchased by the Sponsor in connection with PSAC’s initial public offering for $4,834,200” and “The Private Warrants consist of 483,420 warrants of PSAC contained in the units purchased by the Sponsor in connection with PSAC’s initial public offering for $4,834,200.” Please see pages 14, 66 and 88 of the Initial Filing.

3.	Please revise bullet point five to quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to state: “As of April 5, 2021, PSAC’s Sponsor, including its officers and directors, and their affiliates had not incurred any reimbursable out-of-pocket expenses.” Please see page 15 and 88 of the Initial Filing.

Risk Factors, page 28

4.	Please tell us whether, after holders of Class B shares are entitled to ten votes per share, you will be a “controlled company” under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to add the risk factor with the following heading: “Upon the conversion of Class B common stock held by FF Top from one vote per share to ten votes per share, Nasdaq may consider New FF to be a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, New FF may qualify for exemptions from certain corporate governance requirements.” Please see page 63 of the Initial Filing.

April 5, 2021

Our certificate of incorporation provides . . ., page 57

5.	You disclose here that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. However, Section 8.1 of Annex A and Exhibit 3.3 do not appear to contain a similar jurisdictional limitation. Please revise or advise.

Response: The Company acknowledges the Staff’s comment regarding the exclusive forum provision and respectfully advises the Staff that Section 8.3 of Exhibit A to Annex B (the Second Amended and Restated Certificate of Incorporation of Property Solutions Acquisition Corp.) states that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended. Please see page B-8 of the Initial Filing.

We may require stockholders…, page 65

6.	We note the disclosure here that you “may” require stockholders to comply with requirements. We also note the disclosure in the following risk factor that “if” you require stockholders to comply with those requirements, they may be unable to sell their securities. Please revise to clarify whether you are actually requiring stockholders to comply with the requirements you discuss.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to change the disclosure to state: “Stockholders who wish to convert their Public Shares in connection with the Business Combination must comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights” and “If Public Stockholders who wish to convert their shares tender their certificates to our transfer agent physically, such converting stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not approved.” Please see page 69 of the Initial Filing.

Structure of the Transactions..., page 74

7.	We note the formula in the second paragraph. Please expand to provide an example that illustrates how the formula functions to determine the number of shares to be issued.

Response: The Company has revised the description of the exchange ratio in the Registration Statement in response to the Staff’s comment to clarify how the number of shares is calculated. In addition, the Company has provided an example of the exchange ratio as currently calculated: “As of April 5, 2021 we estimate that the exchange ratio will be 0.13625 at the time of the closing of the Business Combination. This example is provided for illustrative purposes and is subject to fluctuation based on changes to the inputs described above.” Please see page 90 of the Initial Filing.

April 5, 2021

Background of the Business Combination, page 75

8.	Please revise to clarify how you determined the valuation proposed on October 16, 2020, as disclosed on page 76, including the underlying analysis conducted and materials you reviewed.

Response: The Company has revised the Registration Statement in response to the Staff’s comment as follows: “PSAC arrived at the proposed valuation for FF by analyzing FF’s financial projections, business plan and IP portfolio. After performing this initial analysis, PSAC engaged an independent, third-party automotive consultant to review, assess and validate the aspects of FF’s business that PSAC considered unique, differentiated and highly valuable. PSAC identified a list of competitive companies, operating in a related industry or sector as FF, and ran a comparison based on a number of qualitative and quantitative metrics including capital invested to date, speed to market, number of preproduction assets, quality and size of team, its domain expertise, manufacturing strategy and various other financial metrics. In addition, PSAC was able to use the recent initial public offerings of several of FF’s competitors as a benchmark.” Please see page 81 of the Initial Filing.

PSAC’s Board of Directors’ Reasons for Approval of the Transactions, page 79

9.	Please revise to discuss whether, and if so how, PSAC's board considered the financial interests of the Sponsor and its affiliates in determining to approve the transactions.

Response: The Company has revised the Registration Statement in response to the Staff’s comment as follows: “The Sponsor and certain officers and directors of PSAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of PSAC’s stockholders (see section titled “The Business Combination Proposal — Interests of PSAC’s Directors and Officers in the Business Combination”). PSAC’s independent directors on the PSAC audit committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the PSAC audit committee, the Merger Agreement and the Transactions contemplated therein.” Please see page 86 of the Initial Filing.

Certain Forecasted Financial Information for FF, page 81

10.	Please clarify where in your document the forecasted financial information for FF appears.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the forecasted financial information under the heading “Key Financial Metrics.” Please see page 87 of the Initial Filing.

April 5, 2021

Satisfaction of the 80% Test, page 82

11.	Please revise to disclose how your board determined this requirement was met, including the "financial analyses" it conducted in reaching that conclusion. Likewise, revise to discuss the comparable company analysis referenced in the sixth bullet on page 80.

Response: The Company has revised the Registration Statement in response to the Staff’s comment as follows: “In reaching this determination, PSAC’s board of directors concluded that it was appropriate to base such valuation on qualitative factors such as management strength and depth, competitive positioning and technical skills as well as quantitative factors such as the historical growth rate and potential for future growth in revenues and profits of FF based in part upon the comparable company analysis process utilized to evaluate and assess other potential business combination targets. PSAC’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met this requirement.” Please see page 87 of the Initial Filing.

Material U.S. Federal Income Tax Considerations, page 97

12.	We note that each of FF and PSAC “intends” for the Business Combination to be treated as a “reorganization” for U.S. federal income tax purposes. We also note the uncertainty expressed in your disclosure regarding the tax consequences related to a redemption of public shares. Please file the exhibit required by Item 601(b)(8) of Regulation S-K. If counsel cannot provide a "will" opinion, it should explain why it cannot give such an opinion and the degree of uncertainty and related risks to investors. Please revise.

Response: The Company has revised the Registration Statement, including language under the headings “Material Tax Considerations of the Business Combination to U.S. Holders of FF Capital Stock,” “Gain or Loss on Redemption Treated as Sale of Public Shares” and “Taxation of Redemption Treated as a Distribution,” in response to the Staff’s comment. Please see pages 104 and 105 of the Initial Filing.

The Charter Proposals, page 112

13.	Please revise to include any material changes made to your charter. It appears from your disclosure on page 57 that you intend to change your certificate of incorporation to permit only federal district courts to consider claims arising under the Securities Act, whereas your prior certificate of incorporation permitted concurrent jurisdiction. Please present this intended change here as a separate proposal.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to present the following changes as separate proposals: “(v) add provisions authorizing New FF’s board of directors to issue preferred stock, rights, warrants and options without shareholder approval; and (vi) amend the choice of forum provisions to permit only federal district courts to consider claims arising under the Securities Act.” Please see pages iii, 1, 11, 71 and 119 of the Initial Filing.

April 5, 2021

Board Composition, page 117

14.	You disclose here that the board of directors will have nine members, but only seven are listed. Please revise or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to list Susan G. Swenson and Scott D. Vogel as directors. Please see pages iii, 3, 120, 121, 124, 125 and 195 of the Initial Filing.

Partnership Program, page 150

15.	Please revise to describe this program in greater detail, including whether it will exist following the transactions described in this registration statement. Also describe how it “will set a solid foundation for an advanced corporate governance structure and talent base and will facilitate retaining and attracting global talent across industries.”

Response: The Company has revised the section titled “Partnership Program” in the Registration Statement in response to the Staff’s comment. Please see page 159 of the Initial Filing.

Strategic Partnership…, page 160

16.	Please describe the “activities contemplated in the memorandum of understanding.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment to state: “In December 2020, the JV was established initially as an entity wholly owned by FF, which is intended to primarily engage in the manufacturing of FF’s high-end Internet smart electric vehicles (such as FF 91 and FF 81), with targeted total annual maximum production capacity to be 250,000, to be achieved in two phases in the second quarter of 2025 and the fourth quarter of 2026.” Please see page 169 of the Initial Filing.

Liquidity and Capital Resources, page 173

17.	Please discuss your history of past due payments to contractors and suppliers, the vendor trust and remaining proceedings relating to payments by you and in which you are involved.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to discuss the history of past due payments to contractors and suppliers, the vendor trust and remaining proceedings relating to payments. Please see page 182 of the Initial Filing.

April 5, 2021

Common Stock, page 202

18.	Please revise to clarify whether holders of Class B common stock will continue to be entitled to ten votes per share if, after exceeding the market capitalization trigger, the company's market capitalization drops below $20 billion.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the holders of Class B common stock will “continue to be entitled to ten votes per share regardless of whether the Qualifying Equity Market Capitalization shall continue to exist or not thereafter.” Please see page 210 of the Initial Filing.

FF Intelligent Mobility Holdings Ltd.

Financial Statements, page F-1

19.	Please provide updated financial statements and related information for FF Intelligent Mobility Global Holdings Ltd. as required by Rule 8-08 of Regulation S-X.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the updated financial statements and related information for FF Intelligent Mobility Global Holdings Ltd. as required by Rule 8-08 of Regulation S-X. Please see page F-2 of the Initial Filing.

Note 6. Property and Equipment, Net, page F-20

20.	Please more fully explain the facts and circumstances that resulted in recording the gain on cancellation of the land use rights. Please specifically address:

●	the cost of, and how you accounted for the acquisition of the intangible asset;
●	how you accounted for the land use rights reverting back to the government of Zhejiang;
●	how the government grant liability was determined and accounted for when the agreement was terminated; and
●	how the gain was calculated.

Response: On December 31, 2017, the Company entered into an agreement with the government of Zhejiang (China) for the use of a parcel of land in the city of Moganshan. The land use rights were held by LeSEE Automative (Zhejiang) Co., Ltd, (“LeSEE Zhejiang), an 80% owned subsidiary of LeSEE Automative (Beijing) Co. Ltd., a variable interest entity in 2019. Based on the terms of the agreement, the Company could use this parcel of land for 50 years with only a 10% upfront cash payment of $6,440 that would be refunded to the Company if certain conditions were met, including a minimum investment in the construction of a facility of $500,000 and the commencement of construction work before December 31, 2017. The land use rights were recorded as an intangible asset at cost plus taxes for $66,332 and amortized straight-line to general and administrative expense over 50 years. The land cost was agreed upon with the government of Zhejiang as $64,400 based on publicly available records of the average land cost and taxes were $1,932. The land grant liability of $57,960 was then recorded, equal to 90% of the land cost, and amortized straight-line to other income over the grant period of 50 years. Since the initial investment conditions were not met in the requisite timeframe, the land had to revert back to the government of Zhejiang. To account for the land use rights reverting to the government during the year ended December 31, 2019, the Company derecognized the land use rights and the grant liability of $58,485 and $51,103, respectively. As part of the cancellation, the Company received cash of $7,301 from the government, recognized a receivable of $8,601, and incurred tax expense of $2,947, resulting in a gain recognized of $11,467 recorded in gain on cancellation of land use rights on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2019. The Company also reacquired the 20% noncontrolling interest in LeSEE Zhejiang for $8,602 following the termination of the agreement.

April 5, 2021

Land Use Rights Cancellation Journal Entry

Account Description	Entry Amount - Debit (Credit)
Gain on cancellation of land use rights	(11,467)
Cash	7,301
Other Receivables	8,601
Land Use Rights Intangible Asset	(58,485)
Land Grant Liability	51,103
Taxes	2,947

Note 16. Subsequent Events, page F-38

21.	We note that amounts in the footnotes are presented in thousands of dollars, except share and per share data. It appears certain amounts presented in the Subsequent Events footnote may not conform to this convention. Please revise your disclosures, as appropriate, so as not to confuse a reader.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to present the amounts in the footnotes in thousands of dollars, except share and per share data. Please see page F-57 of the Initial Filing.

April 5, 2021

Property Solutions Acquisition Corp.

Financial Statements, page F-44

22.	Please provide updated financial statements and related information for Property Solutions Acquisition Corp. as required by 8-08 of Regulation S-X.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to provide updated financial statements and related information for Property Solutions Acquisition Corp. as required by 8-08 of Regulation S-X. Please see page F-60 of the Initial Filing.

Note 2. Summary of Significant Accounting Policies

Net Loss Per Common Share, page F-52

23.	Please clarify or revise the disclosure that the company applies the two-class method in computing earnings per share.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the company applies the two-class method in computing earnings per share. Please see page F-70 of the Initial Filing.

Exhibits

24.	Please clarify how Exhibit 3.3 represents a form of bylaws for New FF, given that the first page states that the document represents the bylaws of Property Solutions Acquisition Corp. Please also file as exhibits the employment and related agreements discussed in your disclosure beginning on page 114.

Response: The Company has revised Exhibit 3.3 in response to the Staff’s comment to clarify that it represents the bylaws for Faraday Future Intelligent Electric Inc. We have also filed the employment and related agreements for Dr. Carsten Breitfeld, Chui Tin Mok and Jiawei Wang as exhibits to the Registration Statement. Please see Exhibits 3.3, 10.26, 10.27, 10.28, 10.29, 10.30, 10.31 and 10.38 to the Initial Filing.

General

25.	In addition to disclosing the formula by which you will determine the number of shares to issue in the transaction, please also disclose on the prospectus cover page the number and percentage of voting control to be held following the transaction. Include such information if the Class B shares are entitled to only one vote as well as if the Class B shares are entitled to ten votes. Provide similar clarification in other portions of your document where you discuss post-transaction ownership percentages.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the number and percentage of voting control to be held following the transaction, including the following statement providing such information if the Class B shares are entitled to only one vote as well as if the Class B shares are entitled to ten votes: “After such time as New FF at the end of any 20 consecutive trading days, has a volume weighted average total equity market capitalization of at least $20 billion, holders of shares of New FF Class B common stock will be entitled to ten votes for each such share, which will cause FF stakeholders to own 87.5% of the voting control of New FF, current PSAC stockholders will own approximately 3.4% of the voting control of New FF and approximately 9.1% of the voting control of New FF will be held by the investors purchasing PSAC common stock in the Private Placement.” Please see the prospectus cover page and pages ii, 3, 10 and 79 of the Initial Filing.

26.	Please revise your fee table to clarify the nature of the transactions covered by the shares you intend to issue. For example, are the 25 million earn-out shares included in the Class A shares you intend to issue?

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Footnote 3 now reads: “Represents shares of Class A common stock and Class B common stock issuable to certain equity holders and debt holders of FF upon consummation of the Business Combination described herein, including shares issuable pursuant to outstanding options, warrants and convertible notes, based on an exchange ratio that incorporates certain assumptions about FF’s cash and debt at the closing of the Business Combination, as well as earnout shares that are to be issued to FF stockholders from and after the closing of the Business Combination upon the occurrence of certain triggering events described in the included proxy statement/consent solicitation statement/prospectus.” Please see the fee table of the Initial Filing.

* * *

April 5, 2021

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Property Solutions Acquisition Corp.

By:	/s/ Jordan Vogel
Name: Jordan Vogel
Title: Co-Chief Executive Officer

cc:	Aaron Feldman, Property Solutions Acquisition Corp.

Dr. Carsten Breitfeld, FF Intelligent Mobility Global Holdings Ltd.

Zvi Glasman, FF Intelligent Mobility Global Holdings Ltd.

Ryan J. Maierson, Latham & Watkins LLP

David S. Allinson, Latham & Watkins LLP

Vijay S. Sekhon, Sidley Austin LLP

Michael P. Heinz, Sidley Austin LLP